United States securities and exchange commission logo





                             September 30, 2020

       Jeffrey Rutherford
       Chief Financial Officer
       Diebold Nixdorf, Incorporated
       5995 Mayfair Road
       P.O. Box 3077
       North Canton, Ohio 44720-8077

                                                        Re: Diebold Nixdorf,
Incorporated
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2020
                                                            Filed July 31, 2020
                                                            File No. 001-04879

       Dear Mr. Rutherford:

              We have reviewed your September 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 21, 2020 letter.

       Form 10-Q for the Quarterly Period Ended June 30, 2020

       Condensed Consolidated Financial Statements
       Note 20: Segment and Revenue Information, page 31

   1. We note your response to prior comment 1. If the CODM uses more than one measure of
                                                        a segment   s profit or
loss, the reported measure shall be the one that management believes is determined in
accordance with the measurement principles most consistent with those used in measuring the
corresponding amounts in your consolidated financial statements.
                                                        You state in your
response that segment operating profit or loss is the measure most consistent with those
used in measuring the corresponding amounts in your financial
 Jeffrey Rutherford
Diebold Nixdorf, Incorporated
September 30, 2020
Page 2
         statements. Please revise to remove segment gross profit. Refer to ASC 280-10-50-22 and 28 and ASC 280-10-55-9.
2. We note your response to prior comment 2. Please tell us whether the restructuring charges as disclosed in Note 10 of $8.9 million and $16.5 million (included in selling and administrative expense) and $1 million and $2.5 million (included in research, development and engineering expense) for the three and six months ended June 30, 2020, respectively, are included in your segment selling and administrative expense and segment research, development and engineering expense in Note 20. If these amounts are instead
         included in the reconciling item    Restructuring and DN Now
transformation expenses,"
         please tell us why. Further, if there are amounts presented in the
reconciling item    Net
         non-routine expense    that are classified as selling and
administrative expense or research,
         development and engineering expense in the Condensed Consolidated Statements of
         Operations, explain why you do not allocate those amounts to your segments.
3.       We note you provide a qualitative description of the reconciling items
included in    Net
         non-routine expenses." Please tell us what consideration you gave to separately identifying the amounts of significant reconciling items included within this line item.
         Refer to ASC 280-10-50-32(f).
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



FirstName LastNameJeffrey Rutherford                          Sincerely,
Comapany NameDiebold Nixdorf, Incorporated
                                                              Division of
Corporation Finance
September 30, 2020 Page 2                                     Office of
Technology
FirstName LastName